Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196549

AMERICAN REALTY CAPITAL GLOBAL TRUST II, INC.

SUPPLEMENT NO. 4, DATED NOVEMBER 3, 2014,
TO THE PROSPECTUS, DATED AUGUST 26, 2014

This prospectus supplement, or this Supplement No. 4, is part of the prospectus of American Realty Capital Global Trust II, Inc., dated August 26, 2014, or the Prospectus, as supplemented by Supplement No. 1, dated September 26, 2014, or Supplement No. 1, Supplement No. 2, dated October 17, 2014, or Supplement No. 2, and Supplement No. 3, dated October 20, 2014, or Supplement No. 3. This Supplement No. 4 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 1, Supplement No. 2 and Supplement No. 3 and should be read in conjunction with the Prospectus, Supplement No. 1, Supplement No. 2 and Supplement No. 3. This Supplement No. 4 will be delivered with the Prospectus, Supplement No. 1, Supplement No. 2 and Supplement No. 3. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purposes of this Supplement No. 4 are to, among other things:

•	update our operating information, including the status of distributions and management updates;
•	update the Cautionary Note Regarding Forward-Looking Statements section;
•	update our risk factors;
•	update disclosure relating to the market overview;
•	update disclosure relating to management;
•	update disclosure relating to management compensation;
•	update disclosure relating to conflicts of interest;
•	update disclosure relating to our valuation policies;
•	add disclosure relating to our potential property investments; and
•	update disclosure relating to the summary of our operating partnership agreement.

OPERATING INFORMATION

Declaration of Distributions

On October 22, 2014, our board of directors authorized, and we declared, a distribution rate which will be calculated based on stockholders of record each day during the applicable period at a rate of $0.00486301370 per day, based on a per share price of $25.00. The distributions will begin to accrue on November 1, 2014. The distributions will be payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month.

There can be no assurance that any such distribution will be paid to stockholders.

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for distribution, financial condition, capital expenditure requirements, as applicable, requirements of Maryland law and annual distribution requirements needed to qualify and maintain our status as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time.

As of the date hereof, we own no operating property and have no historical operating cash flows. Additionally, our organizational documents permit us to pay distributions from unlimited amounts of any source, and we may use sources other than operating cash flows to fund distributions, including proceeds from this offering, which may reduce the amount of capital we ultimately invest in properties or other permitted investments, and negatively impact the value of your investment.

Management Updates

Appointment of Nicholas S. Schorsch as Executive Chairman of the Board

On October 22, 2014, Nicholas S. Schorsch resigned from his role as chief executive officer of the Company. Mr. Schorsch did not resign pursuant to any disagreement with the Company. Mr. Schorsch also resigned from his role as chief executive officer of the Company’s advisor and property manager. Simultaneously with Mr. Schorsch’s resignation from his role as chief executive officer of the Company, the Company’s board of directors appointed Mr. Schorsch to serve as executive chairman of the board.

Nicholas S. Schorsch, 53, previously served as chairman of the board of directors of the Company since its formation in April 2014, and as chief executive officer of the Company, the Company’s advisor and the Company’s property manager from their formation in April 2014 to October 2014. Mr. Schorsch served as chairman of the board of directors of American Realty Capital Trust, Inc. (“ARCT”) until January 2013 when ARCT closed its merger with Realty Income Corporation and, until March 2012, the chief executive officer, of ARCT, the ARCT advisor and the ARCT property manager since their formation in August 2007. Mr. Schorsch has served as chairman and the chief executive officer of New York REIT, Inc. (“NYRT”), the NYRT property manager and the NYRT advisor since their formation in October 2009. Mr. Schorsch has served as the chief executive officer of the Phillips Edison-ARC Shopping Center REIT, Inc. (“PE-ARC”) advisor since its formation in December 2009. Mr. Schorsch has been the chairman and the chief executive officer of American Realty Capital — Retail Centers of America, Inc. (“ARC RCA”) and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively. Mr. Schorsch has been the executive chairman of the board of American Realty Capital Healthcare Trust, Inc. (“ARC HT”) since March 2014, and previously served as the chairman and the chief executive officer of ARC HT, the ARC HT advisor and the ARC HT property manager since their formation in August 2010 until March 2014. Mr. Schorsch has been chairman and the chief executive officer of Business Development Corporation of America (“BDCA”) since its formation in May 2010. Mr. Schorsch has been the chairman and chief executive officer of American Realty Capital Daily Net Asset Value Trust, Inc. (“ARC DNAV”), the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010. Mr. Schorsch also has been the chairman of American Realty Capital Properties, Inc. (“ARCP”) since its formation in December 2010 and acted as chief executive officer from December 2010 to October 2014. Mr. Schorsch served as chairman and chief executive officer of American Realty Capital Trust, Inc. (“ARCT III”), the ARCT III advisor and the ARCT III property manager from their formation in October 2010 until the close of ARCT III’s merger with ARCP in February 2013. Mr. Schorsch has served as the executive chairman of American Realty Capital

Global Trust, Inc. (“ARC Global”) since October 2014, and had served as chairman of ARC Global from July 2011 to October 2014 and as chief executive officer of ARC Global, the ARC Global advisor and the ARC Global property manager from their formation in July 2011, July 2011 and January 2012, respectively, to October 2014. Mr. Schorsch served as the chief executive officer and chairman of the board of directors of American Realty Capital Trust IV, Inc. (“ARCT IV”) from its formation February 2012 until the close of its merger with ARCP in January 2014 and as the chief executive officer of the ARCT IV advisor and the ARCT IV property manager from their formation in February 2012 until the close of ARCT IV’s merger with ARCP in January 2014. Mr. Schorsch has been the executive chairman of the board of American Realty Capital Healthcare Trust II, Inc. (“ARC HT II”), the ARC HT II advisor and the ARC HT II property manager since March 2014, and previously served as chairman of the board of ARC HT II from its formation in October 2012 until March 2014. Mr. Schorsch has served as the chairman of the board of directors and chief executive officer of ARC Realty Finance Trust, Inc. (“ARC RFT”) since its formation in November 2012 and as chief executive officer of the ARC RFT advisor since its formation in November 2012. Mr. Schorsch has served as chief executive officer and chairman of the board of directors of American Realty Capital Trust V, Inc. (“ARCT V”) since its formation in January 2013 and as chief executive officer of the ARCT V advisor and the ARCT V property manager since their formation in January 2013. Mr. Schorsch has served as chief executive officer of the Phillips Edison — ARC Grocery Center REIT II, Inc. (“PE-ARC II”) advisor since July 2013. Mr. Schorsch has served as the chairman of the board of directors of American Realty Capital Hospitality Trust, Inc. (“ARC HOST”) since its formation in July 2013 and as a member of the board of managers of the ARC HOST sub-property manager since August 2013. Mr. Schorsch has served as a director of the general partner of American Energy Capital Partners, LP (“AEP”) since its formation in October 2013. Mr. Schorsch has served as executive chairman of the board of directors of RCS Capital Corporation (“RCAP”), a holding company traded on the New York Stock Exchange under the symbol “RCAP” which is the indirect parent company of our dealer manager, since February 2013. Mr. Schorsch has served as chairman of the board of directors of American Realty Capital New York City REIT, Inc. (“ARC NYCR”) since its formation in December 2013 and as chief executive officer of ARC NYCR, the ARC NYCR advisor and property manager since their respective formations in December 2013. Mr. Schorsch has been the executive chairman of the board of directors of American Realty Capital Healthcare Trust III, Inc. (“ARC HT III”) since its formation in April 2014. Mr. Schorsch has been the chairman and chief executive officer of American Realty Capital — Retail Centers of America II, Inc. (“ARC RCA II”), the ARC RCA II advisor and the ARC RCA II property manager since their formation in April 2014. From September 2006 to July 2007, Mr. Schorsch was chief executive officer of an affiliate, American Realty Capital, a real estate investment firm. Mr. Schorsch founded and formerly served as president, chief executive officer and vice chairman of American Financial Realty Trust, or AFRT, from its inception as a REIT in September 2002 until August 2006. AFRT was a publicly traded REIT (which was listed on the NYSE within one year of its inception) that invested exclusively in offices, operation centers, bank branches, and other operating real estate assets that are net leased to tenants in the financial services industry, such as banks and insurance companies. Through American Financial Resource Group, or AFRG, and its successor corporation, AFRT, Mr. Schorsch executed in excess of 1,000 acquisitions, both in acquiring businesses and real estate property with transactional value of approximately $5 billion, while also operating offices in Europe that focused on sale and leaseback and other property transactions in Spain, France, Germany, Finland, Norway and the United Kingdom. In 2003, Mr. Schorsch received an Entrepreneur of the Year award from Ernst & Young. From 1995 to September 2002, Mr. Schorsch served as chief executive officer and president of AFRG, AFRT’s predecessor, a private equity firm founded for the purpose of acquiring operating companies and other assets in a number of industries. Prior to AFRG, Mr. Schorsch served as president of a non-ferrous metal product manufacturing business, Thermal Reduction. He successfully built the business through mergers and acquisitions and ultimately sold his interests to Corrpro (NYSE) in 1994. In addition, Mr. Schorsch has served in leadership positions for certain other programs sponsored by Cole Capital, which is a trade name used to refer to a group of affiliated entities directly or indirectly controlled by ARCP, and certain affiliates of Cole Capital, which we refer to collectively as the Cole affiliates, since the completion of the acquisition of the businesses comprising Cole Capital by ARCP in February 2014. Since February 2014, Mr. Schorsch has served as chairman, chief executive officer and president of the following publicly offered non-traded REITs sponsored by Cole Capital: Cole Corporate Income Trust, Inc., Cole Office & Industrial REIT (CCIT II), Inc., Cole Credit Property Trust IV, Inc., Cole Real Estate Income Strategy (Daily NAV), Inc., and Cole Credit

Property Trust V, Inc. From February 2014 through March 2014, Mr. Schorsch also served as chairman, chief executive officer and president of Cole Credit Property Trust, Inc., another publicly offered non-traded REITs sponsored by Cole Capital. Since February 2014, Mr. Schorsch also has served as chief executive officer of the following Cole affiliates, which include advisory and sponsorship entities associated with the publicly offered non-traded REITs described above: Cole REIT Advisors, LLC, Cole REIT Advisors III, LLC, Cole Corporate Income Advisors, LLC, Cole REIT Advisors IV, LLC, Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC, Cole REIT Advisors V, LLC, Cole Capital Partners, LLC and Cole Capital Advisors Inc. Since February 2014, Mr. Schorsch also has served as a director of Cole Capital Corporation, a registered broker-dealer that serves as the dealer manager for the publicly offered non-traded REITs associated with Cole Capital.

Appointment of Scott J. Bowman as Chief Executive Officer to Replace Nicholas S. Schorsch

On October 22, 2014, also simultaneously with Mr. Schorsch’s resignation from his role as chief executive officer of the Company, the Company’s board of directors appointed Scott J. Bowman to serve as the Company’s chief executive officer, effective as of that same date. Mr. Bowman will also replace Mr. Schorsch as chief executive officer of the Company’s advisor and property manager. There are no related party transactions involving Mr. Bowman that are reportable under Item 404(a) of Regulation S-K.

Scott J. Bowman, 57, has over 20 years of experience in global brand and retail management in addition to retail store development. Mr. Bowman founded Scott Bowman Associates in May 2009, a company providing global management, business development, retail market and network strategies, licensing, strategic planning and international strategy and operations support to leading retailers and consumer brands. He has served as its chief executive officer since its incorporation. Prior to founding Scott Bowman Associates, Mr. Bowman served as president of Polo Ralph Lauren International Business Development where he was also a member of the executive committee and capital committee. He also served as chairman of Polo Ralph Lauren Japan from June 2007 until September 2008, and led the transformation of Polo Ralph Lauren’s business in Asia from a licensed structure to a direct, integrated subsidiary of Polo Ralph Lauren. Before this, Mr. Bowman served as an executive officer of two subsidiaries of LVMH Moet Hennessy Louis Vuitton, as the chief executive officer of Marc Jacobs International, and region president of Duty Free Shoppers. Mr. Bowman served as a director of American Realty Capital Properties, Inc. from February 2013 until September 2014, as an independent director of the Company from May 2012 until September 2014, as an independent director of New York REIT, Inc. from August 2011 until September 2014 and as an independent director of American Realty Capital Trust III, Inc. from February 2012 to February 2013. Mr. Bowman has also previously served as the group president of Global Retail and International Development at The Jones Group Inc., and on the board of Colin Cowie Enterprises, Stuart Weitzman and The Health Back. Mr. Bowman received his B.A. from the State University of New York at Albany.

Appointment of Andrew Winer as President and Chief Investment Officer and William M. Kahane as Chief Operating Officer, Treasurer and Secretary to Replace Edward M. Weil, Jr.

On October 22, 2014, Edward M. Weil, Jr. resigned from his role as president, chief operating officer, treasurer and secretary of the Company, effective as of that same date. Mr. Weil did not resign pursuant to any disagreement with the Company. Simultaneously with Mr. Weil’s resignation, the Company’s board of directors appointed Andrew Winer, currently the chief investment officer of the Company, to serve as president of the Company and William M. Kahane to serve as the Company’s chief operating officer, treasurer and secretary. Mr. Winer will also continue to serve in his capacity as chief investment officer of the Company. Mr. Weil also resigned from his role as president, chief operating officer, treasurer and secretary of the Company’s advisor and property manager. Mr. Winer will replace Mr. Weil as president of the Company’s advisor and property manager. Mr. Kahane will replace Mr. Weil as chief operating officer, treasurer and secretary of the Company’s advisor and property manager. There are no related party transactions involving Mr. Winer or Mr. Kahane that are reportable under Item 404(a) of Regulation S-K.

Andrew Winer, 46, has served as chief investment officer of the Company since April 2014. Mr. Winer has also served as chief investment officer of ARC Global since May 2012. Mr. Winer has served as chief investment officer of ARC RFT and the ARC RFT advisor since their formation in November 2012. Mr. Winer joined American Realty Capital in January 2012 and advises all American Realty Capital’s investment programs in connection with debt capital markets. He is involved in arranging corporate lines of credit and designing loan facilities. From April 2000 to January 2012, Mr. Winer worked at Credit Suisse, specifically in fixed income sales from 2000 – 2004, and he headed the CRE CDO Group and warehouse lending team from 2004 to 2008. His additional responsibilities at Credit Suisse included CMBS syndication and distribution, loan pricing and hedging, and real estate asset management. From January 1999 to December 1999, Mr. Winer worked at Global Asset Capital, an intellectual property securitization firm. From August 1993 to November 1998, Mr. Winer was employed at DLJ where he focused on bond structuring, loan origination, securitization deal management, CMBS trading, loan pricing and hedging and new business. Mr. Winer started his career in Arthur Andersen’s Structured Products Group from August 1991 to August 1993. During his time at DLJ he was awarded, “VP of the year” in 1995 and at Credit Suisse he was awarded “Top 50” in 2010. Mr. Winer received both a bachelor’s degree in business administration and a masters in accounting from the University of Michigan.

William M. Kahane, 66, has served as chief executive officer of AR Capital Acquisition Corp. since August 2014. Mr. Kahane has served as a director of ARCP since February 2013. He also served as a director and executive of ARCP from December 2010 until March 2012. Additionally, Mr. Kahane served as an executive officer of ARCP’s former manager from November 2010 until March 2012. Mr. Kahane served as an executive officer of ARCT, the ARCT advisor and the ARCT property manager from their formation in August 2007 until the close of ARCT’s merger with Realty Income Corporation in January 2013. He also served as a director of ARCT from August 2007 until January 2013. Mr. Kahane has served as a director of PE-ARC since December 2009. Mr. Kahane has also served as a director of NYRT since its formation in October 2009 and also served as president and treasurer of NYRT from its formation in October 2009 until March 2012. Mr. Kahane has served as a director of ARC RCA since its formation in July 2010 and also served as an executive officer of ARC RCA and the ARC RCA advisor from their respective formations in July 2010 and May 2010 until March 2012. Mr. Kahane has served as a director of ARC HT since its formation in August 2010. Mr. Kahane previously served as an executive officer of ARC HT, the ARC HT advisor and the ARC HT property manager from their respective formations in August 2010 until March 2012. Mr. Kahane served as an executive officer of ARCT III, the ARCT III advisor, and the ARCT III property manager from their formation in October 2010 until April 2012. Mr. Kahane served as an executive officer and director of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager from their formation in September 2010 until March 2012. Mr. Kahane has served as a director of ARC HT II since March 2013. Mr. Kahane has served as a director of PE-ARC II since August 2013. Mr. Kahane has served as ARC HOST’s chief executive officer and president since August 2013. Mr. Kahane has served as co-chief executive officer of the ARC HOST advisor and chief executive officer of the ARC HOST property manager since August 2013. Mr. Kahane has served as a member of the board of managers of the ARC HOST sub-property manager since August 2013. Mr. Kahane also has been the interested director of BDCA since its formation in May 2010 and BDCA II since April 2014. Until March 2012, Mr. Kahane was also chief operating officer of BDCA. Mr. Kahane served as chief executive officer and director of RCAP from February 2013 to September 2014. Mr. Kahane has served as a director of Cole Real Estate Income Strategy (Daily NAV), Inc. and Cole Credit Property Trust, Inc. since the Company’s acquisition of Cole in February 2014. Mr. Kahane has served as a member of the investment committee of Aetos Capital Asia Advisors, a $3 billion series of opportunistic funds focusing on assets primarily in Japan and China, since 2008. Mr. Kahane began his career as a real estate lawyer practicing in the public and private sectors from 1974 to 1979 where he worked on the development of hotel properties in Hawaii and California. From 1981 to 1992, Mr. Kahane worked at Morgan Stanley & Co., specializing in real estate, including the lodging sector becoming a managing director in 1989. In 1992, Mr. Kahane left Morgan Stanley to establish a real estate advisory and asset sales business known as Milestone Partners which continues to operate and of which Mr. Kahane is currently the chairman. Mr. Kahane worked very closely with Nicholas Schorsch while a trustee at AFRT (April 2003 to August 2006), during which time Mr. Kahane served as chairman of the finance committee of AFRT’s board of trustees. Mr. Kahane served as a managing director of GF Capital Management & Advisors LLC (“GF Capital”), a New York-based merchant banking firm, where he directed the firm’s real estate investments, from 2001 to 2003. GF Capital offers comprehensive wealth management services through its subsidiary TAG Associates LLC, a leading multi-client family office and portfolio management services company with approximately $5 billion of assets under management. Mr. Kahane also was on the board of directors of Catellus Development Corp., a NYSE growth-oriented real estate development company, where he served as chairman. Mr. Kahane received a B.A. from Occidental College, a J.D. from the University of California, Los Angeles Law School and an MBA from Stanford University’s Graduate School of Business.

PROSPECTUS UPDATES

Cautionary Note Regarding Forward-Looking Statements

The following is added as the last paragraph under the section entitled “Cautionary Note Regarding Forward-Looking Statements” on page v of the Prospectus.

“This prospectus contains estimates and other statistical data that we obtained or derived from, or that we estimated in good faith based partly on, industry publications, surveys, forecasts and reports, governmental publications, reports by market research firms or other independent sources. Industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications and reports, based on our industry experience we believe that the publications are reliable and the conclusions contained in the publications and reports are reasonable.”

Prospectus Summary

The penultimate sentence of the fifth paragraph under the question “What is American Realty Capital Global Trust II, Inc.?” on page 2 of the Prospectus is hereby replaced with the following disclosure.

“The American Realty Capital group of companies is also the co-sponsor of two business development companies, Business Development Corporation of America, a Maryland corporation organized on May 5, 2010, or BDCA, and Business Development Corporation of America II, a Maryland corporation organized on April 17, 2014, or BDCA II, and a non-traded oil and gas limited partnership, American Energy Capital Partners, LP, a Delaware limited partnership organized on October 30, 2013, or AEP.”

The first sentence under the question “How will your advisor calculate NAV per share?” on page 6 of the Prospectus is hereby replaced with the following disclosure.

“Commencing with the initial NAV pricing date and on each pricing date thereafter (unless we list our common stock on a national securities exchange), our advisor will be responsible for calculating our quarterly NAV at the end of each business day on which we make our quarterly financial filing.”

The following disclosure is added as the last bullet under the question “Are there any risks involved in buying our shares?” on page 9 of the Prospectus.

“•	We will use, and we intend to disclose to investors, funds from operations, or FFO, and modified funds from operations, or MFFO, which are non-GAAP financial measures. FFO and MFFO are not equivalent to our net income or loss of cash flow from operations as determined under GAAP, and you should consider GAAP measures to be more relevant to our operating performance.”

The following disclosure is added as the last sentence of the third paragraph under the question “What are the fees that you will pay to the advisor, any service provider, their respective affiliates, the dealer manager and your directors?” on page 13 of the Prospectus.

“To the extent we enter into a joint venture agreement, our advisor will be compensated on the same basis described below proportionately with our interest in the joint venture.”

The following disclosure replaces the second sentence in the “Determination of Amount” column under the heading “Subordinated Distribution Upon Termination of the Advisory Agreement” on page 24 of the Prospectus.

“These distributions will be equal to 15.0% of the amount by which the sum of our market value plus distributions exceeds the sum of the aggregate capital contributed by investors (which is the aggregate of an amount equal to 100% of the original issue price of our shares), plus an amount equal to an annual 6.0% cumulative, pre-tax, non-compounded return to investors.”

Risk Factors

The following disclosure hereby replaces the risk factor “If our advisor or any service provider (including our European service provider) loses or is unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of your investment” on page 33 of the Prospectus.

“Our success depends to a significant degree upon the contributions of certain of our executive officers and other key personnel of our advisor and any service provider (including our European service provider), each of whom would be difficult to replace. None of we, our advisor or any service provider has an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us, our advisor or any service provider. If any of our key personnel were to cease their affiliation with our advisor or any service provider (including our European service provider), our operating results could suffer. Further, we do not intend to separately maintain key person life insurance on any of our executive officers or any other person. We believe that our future success depends, in large part, upon the ability of our advisor or any service provider (including our European service provider) to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and there can be no assurance that our advisor or any service provider (including our European service provider) will be successful in attracting and retaining such skilled personnel. If our advisor or any service provider (including our European service provider) loses or is unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of your investment may decline.”

The following risk factor replaces in its entirety the risk factor “Our advisor and any service providers (including our European service provider) face conflicts of interest relating to the incentive fee structure under our advisory agreement and any service provider agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders.” on page 40 of the Prospectus.

“The conflicts of interest inherent in the incentive fee structure of our arrangements with our advisor (including our European service provider) and its affiliates could result in actions that are not necessarily in the long-term best interests of our stockholders, including required payments if we terminate the advisory agreement, even for poor performance by our advisor.

Under our advisory agreement, our advisor or its affiliates and any service provider (including our European service provider) pursuant to agreements entered into with our advisor will be entitled to fees that, in some cases, are based on the purchase price of the properties acquired, which may create an incentive for our advisor or a service provider to accept a higher purchase price or purchase assets that may not be in the best interest of our stockholders. Furthermore, because neither our advisor nor any service provider maintains a significant equity interest in us and is entitled to receive substantial minimum compensation regardless of performance, our advisor’s or service provider’s interests may not be wholly aligned with those of our stockholders. In that regard, our advisor or any service provider could be motivated to recommend riskier or more speculative investments in order for us to generate the specified levels of performance or sales proceeds that would entitle our advisor or any service provider to fees or distributions. The potential to earn these fees or receive these distributions could result in our advisor or a service provider recommending sales of our investments at the earliest possible time at which sales of investments would produce the level of return that would entitle the advisor or any service provider to compensation relating to such sales, even if continued ownership of those investments might be in our best long-term interest.

Moreover, our advisory agreement will require us to pay a termination fee to our advisor or its affiliates if we terminate the advisory agreement, even for poor performance by our advisor, prior to the listing of our shares for trading on an exchange or, absent such listing, in respect of its participation in net sales proceeds (a substantial portion of which may be paid to a service provider). To avoid paying this distribution, our independent directors may decide against terminating the advisory agreement prior to our listing of our shares or disposition of our investments even if, but for the termination fee, termination of the advisory agreement would be in our best interest. Similarly, because this distribution will still be due even if we terminate the advisory agreement for poor performance, our advisor may be incentivized to focus its resources and attention on other matters or otherwise fail to use its best efforts on our behalf.

In addition, the requirement to pay the fee to the advisor or its affiliates at termination could cause us to make different investment or disposition decisions than we would otherwise make, in order to satisfy our obligation to pay the fee to the terminated advisor. Moreover, our advisor will have the right to terminate the advisory agreement upon a change of control of our company and thereby trigger the payment of the termination fee, which could have the effect of delaying, deferring or preventing the change of control.

For a more detailed discussion of the fees payable to our advisor and its affiliates in respect of this offering, see the section entitled “Management Compensation” in this prospectus.”

The following risk factor replaces in its entirety the paragraph under the heading “Potential changes in U.S. accounting standards regarding operating leases may make the leasing of our properties less attractive to our potential tenants, which could reduce overall demand for our leasing services.” on page 59 of the Prospectus.

“Under current authoritative accounting guidance for leases, a lease is classified by a tenant as a capital lease if the significant risks and rewards of ownership are considered to reside with the tenant. Under capital lease accounting for a tenant, both the leased asset and liability are reflected on their balance sheet. If the lease does not meet any of the criteria for a capital lease, the lease is considered an operating lease by the tenant, and the obligation does not appear on the tenant’s balance sheet; rather, the contractual future minimum payment obligations are only disclosed in the footnotes thereto. Thus, entering into an operating lease can appear to enhance a tenant’s balance sheet in comparison to direct ownership. The Financial Accounting Standards Board, or the FASB, and the International Accounting Standards Board, or the IASB, conducted a joint project to reevaluate lease accounting. In June 2013, the FASB and the IASB jointly finalized exposure drafts of a proposed accounting model that would significantly change lease accounting. In March 2014, the FASB and the IASB redeliberated aspects of the joint project, including the lessee and lessor accounting models, lease term, and exemptions and simplifications. The timing of the issuance of the final standards is uncertain. Changes to the accounting guidance could affect both our accounting for leases as well as that of our current and potential tenants. These changes may affect how the real estate leasing business is conducted. For example, if the accounting standards regarding the financial statement classification of operating leases are revised, then companies may be less willing to enter into leases in general or desire to enter into leases with shorter terms because the apparent benefits to their balance sheets could be reduced or eliminated. This in turn could cause a delay in investing our offering proceeds and make it more difficult for us to enter into leases on terms we find favorable.”

Market Overview

The following disclosure is hereby inserted as a new section entitled “Market Overview” after “Estimated Use of Proceeds” on page 72 of the Prospectus.

“We will invest primarily in real estate located in the United States and Europe. In Europe, our investments will be targeted in countries that we have identified as having strong economic health. We identify these countries based on analyzing certain financial indicators which we believe correlate to a country’s economic strength.

One such indicator is a country’s unemployment rate. We believe a country’s rate of employment rate is correlated to its economic strength. For example, over the past five years, the United Kingdom, Germany and France, three countries which the Company targets for investment, have had markedly lower unemployment rates compared to Greece and Spain and have had a similar unemployment rate to that of the United States.

Unemployment by Country
January 2009 – June 2014

Source: Bloomberg

Another such indicator is the spread between the interest rate on a country’s ten-year government bonds and such country’s average capitalization rate. We believe that as a country’s spread between these rates widens, the total achievable yield on real estate investments in that country increases, and, as a result, that country’s perceived attractiveness to investors. In the past six years, this spread has widened in the United Kingdom, Germany and France.

10-Year Government Bond Rates

Source: Bloomberg

Though our management is cautiously optimistic about the continued resurgence of the U.S. economy, European markets are still in the clutches of economic recession. According to Bloomberg, over the past 6 years, the spread between 10-year U.S. treasury bonds and 10-year German government bonds has increased from 50 to 130 points. We believe this is an attempt by the European Central Bank to stimulate stagnant corporate lending and economic activity. According to the World Bank, the European Union controls about 24% of the world’s gross domestic product. In addition, of the Fortune 500 companies in 2014, 142 companies are based in Europe, compared to 128 companies being based in the U.S. Between the U.S. and European markets, there is over $5 trillion of corporately-owned real estate, 66% of which is located within the EU and 34% of which is located in the U.S. With so much of the world’s wealth residing in Europe, and yet a relatively small number of investment firms employing a corporate sale-leaseback strategy in Europe, our management is optimistic about the opportunities for a team with our sale-leaseback expertise to source a strong property pipeline.

Of the European real estate market, Western and North Europe, areas in which we plan to target our investments, comprise the majority of the European commercial real estate market. In addition, if we examine the commercial real estate market in Europe by deal size, 60%, or $5.7 trillion, is comprised of deals valued at less than €100 million, which is our target size for property acquisitions.

European Real Estate Market by Country

Source: CBRE

European Real Estate Market by Deal Size

Source: CBRE

Management is also observing capital values of European commercial real estate falling to pre-credit crunch levels.

European Capital Values

Source: CBRE”

Management

The first paragraph under the section “Executive Officers and Directors” on page 75 of the Prospectus is hereby replaced with the following disclosure.

“We have provided below certain information about our executive officers and directors. The primary function of our executive officers is to oversee the advisor, who will provide the day-to-day services for, and operations of, the company.

Name	Age	Position(s)
Nicholas S. Schorsch	53	Executive Chairman of the Board of Directors
Scott J. Bowman	57	Chief Executive Officer
Andrew Winer	46	President and Chief Investment Officer
Peter M. Budko	54	Executive Vice President
Patrick J. Goulding	51	Chief Financial Officer
William M. Kahane	66	Chief Operating Officer, Treasurer and Secretary
Stanley R. Perla	70	Independent Director
Robert T. Cassato	63	Independent Director”

Mr. Schorsch’s biography on pages 75 – 76 of the Prospectus is hereby deleted in its entirety and replaced with the following disclosure.

“Nicholas S. Schorsch has served as executive chairman of the board of directors of our company since October 2014, and as chairman of the board of directors of our company and chief executive officer of our company, our advisor and our property manager from April 2014 until October 2014. Mr. Schorsch served as chairman of the board of directors of ARCT until January 2013 when ARCT closed its merger with Realty Income Corporation and, until March 2012, the chief executive officer, of ARCT, the ARCT advisor and the ARCT property manager since their formation in August 2007. Mr. Schorsch has served as chairman and the chief executive officer of NYRT, the NYRT property manager and the NYRT advisor since their formation in October 2009. Mr. Schorsch has served as the chief executive officer of the PE-ARC advisor since its formation in December 2009. Mr. Schorsch has been the chairman and the chief executive officer of ARC RCA and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively. Mr. Schorsch has been the executive chairman of the board of ARC HT since March 2014, and previously served as the chairman and the chief executive officer of ARC HT, the ARC HT advisor and the ARC HT property manager since their formation in August 2010 until March 2014. Mr. Schorsch has been chairman and the chief executive officer of BDCA since its formation in May 2010. Mr. Schorsch has been the chairman and chief executive officer of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010. Mr. Schorsch also has been the chairman of ARCP since its formation in December 2010 and acted as chief executive officer from December 2010 to October 2014. Mr. Schorsch served as chairman and chief executive officer of ARCT III, the ARCT III advisor and the ARCT III property manager from their formation in October 2010 until the close of ARCT III’s merger with ARCP in February 2013. Mr. Schorsch has been the chairman of ARC Global, the ARC Global advisor and the ARC Global property manager since their formation in July 2011, July 2011 and January 2012, respectively and served as the chief executive officer of ARC Global, the ARC Global advisor and the ARC Global property manager since their formation in July 2011, July 2011 and January 2012, respectively, until October 2014. Mr. Schorsch served as the chief executive officer and chairman of the board of directors of ARCT IV from its formation February 2012 until the close of its merger with ARCP in January 2014 and as the chief executive officer of the ARCT IV advisor and the ARCT IV property manager from their formation in February 2012 until the close of ARCT IV’s merger with ARCP in January 2014. Mr. Schorsch has been the executive chairman of the board of ARC HT II, the ARC HT II advisor and the ARC HT II property manager since March 2014, and previously served as chairman of the board of ARC HT II from its formation in October 2012 until March 2014. Mr. Schorsch has served as the chairman of the board of directors and chief executive officer of ARC RFT since its formation in November 2012 and as chief executive officer of the ARC RFT advisor since its formation in November 2012. Mr. Schorsch has served as chief executive officer and chairman of the board of directors of ARCT V since its formation in January 2013 and as chief executive officer of the ARCT V advisor and the ARCT V property manager since their formation in January 2013. Mr. Schorsch has served as chief executive officer of the PE-ARC II advisor since July 2013. Mr. Schorsch has served as the chairman of the board of directors of ARC HOST since its formation in July 2013 and as a member of the board of managers of the ARC HOST sub-property manager since August 2013. Mr. Schorsch has served as a director of the general partner of AEP since its formation in October 2013. Mr. Schorsch has served as executive chairman of the board of directors of RCAP, a holding company traded on the New York Stock Exchange under the symbol “RCAP” which is the indirect parent company of our dealer manager, since February 2013. Mr. Schorsch has served as chairman of the board of directors of ARC NYCR since its formation in December 2013 and as chief executive officer of ARC NYCR, the ARC NYCR advisor and property manager since their respective formations in December 2013. Mr. Schorsch has been the executive chairman of the board of directors of ARC HT III since its formation in April 2014. Mr. Schorsch has been the chairman and chief executive officer of ARC Global II, the ARC Global II advisor and the ARC Global II property manager since their formation in April 2014. Mr. Schorsch has been the chairman and chief executive officer of ARC RCA II, the ARC RCA II advisor and the ARC RCA II property manager since their formation in April 2014. From September 2006 to July 2007, Mr. Schorsch was chief executive officer of an affiliate, American Realty Capital, a real estate investment firm. Mr. Schorsch founded and formerly served as president, chief executive officer and vice chairman of American Financial Realty Trust, or AFRT, from its inception as a REIT in September 2002 until August 2006. AFRT was a publicly traded REIT (which was listed on the NYSE within one year of its inception) that invested exclusively in offices, operation centers, bank branches, and other operating real estate assets that are net leased to tenants in the financial services industry, such as banks and insurance companies. Through American Financial Resource Group, or AFRG, and its successor corporation, AFRT, Mr. Schorsch executed in excess of 1,000 acquisitions, both in acquiring businesses and real estate property with transactional value of approximately $5 billion, while also operating offices in Europe that focused on sale and leaseback and other property transactions in Spain, France, Germany, Finland, Norway and the United Kingdom. In 2003, Mr. Schorsch received an Entrepreneur of the Year award from Ernst & Young. From 1995 to September 2002, Mr. Schorsch served as chief executive officer and president of AFRG, AFRT’s predecessor, a private equity firm founded for the purpose of acquiring operating companies and other assets in a number of industries. Prior to AFRG, Mr. Schorsch served as president of a non-ferrous metal product manufacturing business, Thermal Reduction. He successfully built the business through mergers and acquisitions and ultimately sold his interests to Corrpro (NYSE) in 1994. In addition, Mr. Schorsch has served in leadership positions for certain other programs sponsored by Cole Capital, which is a trade name used to refer to a group of affiliated entities directly or indirectly controlled by ARCP, and certain affiliates of Cole Capital, which we refer to collectively as the Cole affiliates, since the completion of the acquisition of the businesses comprising Cole Capital by ARCP in February 2014. Since February 2014, Mr. Schorsch has served as chairman, chief executive officer and president of the following publicly offered non-traded REITs sponsored by Cole Capital: Cole Corporate Income Trust, Inc., Cole Office & Industrial REIT (CCIT II), Inc., Cole Credit Property Trust IV, Inc., Cole Real Estate Income Strategy (Daily NAV), Inc., and Cole Credit Property Trust V, Inc. From February 2014 through March 2014, Mr. Schorsch also served as chairman, chief executive officer and president of Cole Credit Property Trust, Inc., another publicly offered non-traded REITs sponsored by Cole Capital. Since February 2014, Mr. Schorsch also has served as chief executive officer of the following Cole affiliates, which include advisory and sponsorship entities associated with the publicly offered non-traded REITs described above: Cole REIT Advisors, LLC, Cole REIT Advisors III, LLC, Cole Corporate Income Advisors, LLC, Cole REIT Advisors IV, LLC, Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC, Cole REIT Advisors V, LLC, Cole Capital Partners, LLC and Cole Capital Advisors Inc. Since February 2014, Mr. Schorsch also has served as a director of Cole Capital Corporation, a registered broker-dealer that serves as the dealer manager for the publicly offered non-traded REITs associated with Cole Capital. We believe that Mr. Schorsch’s current experience as chairman and chief executive officer of NYRT, ARC RCA, ARC DNAV, ARC HT, ARCP, ARC Global, ARC RFT and ARCT V, his current experience as chairman of ARC HT II, ARC HOST and RCAP, his previous experience as president, chief executive officer and vice chairman of AFRT and chairman and chief executive officer and chairman of ARCT, ARCT III and ARCT IV, his current experience as chief executive officer and chairman of ARC NYCR and in leadership positions with various Cole affiliates and his significant real estate acquisition experience, make him well qualified to serve as our chairman of our board of directors.”

The following disclosure is hereby inserted as the biography of Scott J. Bowman on page 76 of the Prospectus.

“Scott J. Bowman has served as the chief executive officer of our company, our advisor and our property manager since October 2014. Mr. Bowman has served as the chief executive officer of ARC Global, the ARC Global advisor and the ARC Global property manager since October 2014. Mr. Bowman served as a director of ARCP from February 2013 until September 2014, as an independent director of the company from May 2012 until September 2014, as an independent director of NYRT from August 2011 until September 2014 and as an independent director of ARCT III from February 2012 to February 2013. Mr. Bowman has over 30 years of experience in global brand and retail management. Most recently, Mr. Bowman served as the Group President of The Jones Group, a leading global fashion brand management company. In this role, Mr. Bowman was responsible for global retail and international business. Prior to this, Mr. Bowman founded Scott Bowman Associates in May 2009, a company providing global management, business development, retail market and network strategies, licensing, strategic planning and international strategy and operations support to leading retailers and consumer brands. He has served as its chief executive officer since its incorporation. Prior to founding Scott Bowman Associates, Mr. Bowman served as president of Polo Ralph Lauren International Business Development where he was also a member of the executive committee and capital committee. He also served as chairman of Polo Ralph Lauren Japan from June 2007 until September 2008, and led the transformation of Polo Ralph Lauren’s business in Asia from a licensed structure to a direct, integrated subsidiary of Polo Ralph Lauren. Before this, Mr. Bowman served as an executive officer of two subsidiaries of LVMH Moet Hennessy Louis Vuitton, as the chief executive officer of Marc Jacobs International, and region president of Duty Free Shoppers. Previously, Mr. Bowman served on the board of Colin Cowie Enterprises, Stuart Weitzman and The Health Back. Mr. Bowman received his B.A. from the State University of New York at Albany.”

Mr. Weil’s biography on page 77 of the Prospectus is hereby deleted.

The following disclosure is hereby inserted as the biography of William M. Kahane on page 79 of the Prospectus.

“William M. Kahane has served as the chief operating officer, treasurer and secretary of our company, our advisor and our property manager since October 2014. He has served as chief executive officer of AR Capital Acquisition Corp. since August 2014. Mr. Kahane has served as a director of ARCP since February 2013. He also served as a director and executive of ARCP from December 2010 until March 2012. Additionally, Mr. Kahane served as an executive officer of ARCP’s former manager from November 2010 until March 2012. Mr. Kahane served as an executive officer of ARCT, the ARCT advisor and the ARCT property manager from their formation in August 2007 until the close of ARCT’s merger with Realty Income Corporation in January 2013. He also served as a director of ARCT from August 2007 until January 2013. Mr. Kahane has served as a director of PE-ARC since December 2009. Mr. Kahane has also served as a director of NYRT since its formation in October 2009 and also served as president and treasurer of NYRT from its formation in October 2009 until March 2012. Mr. Kahane has served as a director of ARC RCA since its formation in July 2010 and also served as an executive officer of ARC RCA and the ARC RCA advisor from their respective formations in July 2010 and May 2010 until March 2012. Mr. Kahane has served as a director of ARC HT since its formation in August 2010. Mr. Kahane previously served as an executive officer of ARC HT, the ARC HT advisor and the ARC HT property manager from their respective formations in August 2010 until March 2012. Mr. Kahane served as an executive officer of ARCT III, the ARCT III advisor, and the ARCT III property manager from their formation in October 2010 until April 2012. Mr. Kahane served as an executive officer and director of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager from their formation in September 2010 until March 2012. Mr. Kahane has served as a director of ARC HT II since March 2013. Mr. Kahane has served as a director of PE-ARC II since August 2013. Mr. Kahane has served as ARC HOST’s chief executive officer and president since August 2013. Mr. Kahane has served as co-chief executive officer of the ARC HOST advisor and chief executive officer of the ARC HOST property manager since August 2013. Mr. Kahane has served as a member of the board of managers of the ARC HOST sub-property manager since August 2013. Mr. Kahane also has been the interested director of BDCA since its formation in May 2010 and BDCA II since April 2014. Until March 2012, Mr. Kahane was also chief operating officer of BDCA. Mr. Kahane served as chief executive officer and director of RCAP from February 2013 to September 2014. Mr. Kahane has served as a director of Cole Real Estate Income Strategy (Daily NAV), Inc. and Cole Credit Property Trust, Inc. since the Company’s acquisition of Cole in February 2014. Mr. Kahane has served as a member of the investment committee of Aetos Capital Asia Advisors, a $3 billion series of opportunistic funds focusing on assets primarily in Japan and China, since 2008. Mr. Kahane began his career as a real estate lawyer practicing in the public and private sectors from 1974 to 1979 where he worked on the development of hotel properties in Hawaii and California. From 1981 to 1992, Mr. Kahane worked at Morgan Stanley & Co., specializing in real estate, including the lodging sector becoming a managing director in 1989. In 1992, Mr. Kahane left Morgan Stanley to establish a real estate advisory and asset sales business known as Milestone Partners which continues to operate and of which Mr. Kahane is currently the chairman. Mr. Kahane worked very closely with Nicholas Schorsch while a trustee at AFRT (April 2003 to August 2006), during which time Mr. Kahane served as chairman of the finance committee of AFRT’s board of trustees. Mr. Kahane served as a managing director of GF Capital Management & Advisors LLC (“GF Capital”), a New York-based merchant banking firm, where he directed the firm’s real estate investments, from 2001 to 2003. GF Capital offers comprehensive wealth management services through its subsidiary TAG Associates LLC, a leading multi-client family office and portfolio management services company with approximately $5 billion of assets under management. Mr. Kahane also was on the board of directors of Catellus Development Corp., a NYSE growth-oriented real estate development company, where he served as chairman. Mr. Kahane received a B.A. from Occidental College, a J.D. from the University of California, Los Angeles Law School and an MBA from Stanford University’s Graduate School of Business.”

The following disclosure is hereby inserted as the last sentence of the first paragraph under the heading “The Advisor” on page 84 of the Prospectus.

“Mr. Bowman owns a 10% interest in the advisor.”

The following disclosure hereby replaces the second and third paragraphs under the heading “The Advisor” on page 85 of the Prospectus.

“The officers and key personnel of our advisor are as follows:

Name	Age	Position(s)
Scott J. Bowman	57	Chief Executive Officer
Andrew Winer	46	President
Peter M. Budko	54	Executive Vice President
Patrick J. Goulding	51	Chief Financial Officer
William M. Kahane	66	Chief Operating Officer, Treasurer and Secretary

The backgrounds of Messrs. Bowman, Winer, Budko, Goulding and Kahane are described in the “Management — Executive Officers and Directors” section of this prospectus.”

The following disclosure hereby replaces the second sentence of the fifth paragraph under the heading “The Advisor” on page 85 of the Prospectus.

“Each of the officers and key personnel is currently expected to spend a significant portion of their time on our behalf but may not always spend a majority of their time on our behalf.”

The following disclosure hereby replaces the third and fourth sentences of the first paragraph under the heading “Property Manager” on page 88 of the Prospectus.

“Scott J. Bowman serves as chief executive officer of our property manager. Andrew Winer serves as president of our property manager. William M. Kahane serves as chief operating officer, treasurer and secretary of our property manager.”

The following disclosure hereby replaces the disclosure set forth under the heading “Dealer Manager” beginning on page 89 of the Prospectus.

“Dealer Manager

Our dealer manager is a member firm of the Financial Industry Regulatory Authority, or FINRA. Our dealer manager was organized on August 29, 2007 for the purpose of participating in and facilitating the distribution of securities of real estate programs sponsored by American Realty Capital, its affiliates and its predecessors.

Our dealer manager provides certain wholesaling, sales, promotional and marketing assistance services to us in connection with the distribution of the shares offered pursuant to this prospectus. It also may sell a limited number of shares at the retail level. The compensation we will pay to our dealer manager in connection with this offering is described in the section of this prospectus captioned “Management Compensation.” See also “Plan of Distribution — Dealer Manager and Compensation — We Will Pay for the Sale of Our Shares.” Our dealer manager also serves as dealer manager for PE-ARC, ARC DNAV, ARC HT II, ARC HT III, ARC RFT, PE-ARC II, ARC HOST, UDF V, ARC NYCR, ARC Global II, ARC RCA II, AEP, BDCA and BDCA II.

Our dealer manager is owned by an entity which is under common control with the parent of our sponsor. Accordingly, Messrs. Schorsch, Kahane and Weil are indirect owners of our dealer manager. Our dealer manager is an affiliate of both our advisor and the property manager. See the section entitled “Conflicts of Interest” in this prospectus.

Name	Age	Position(s)
Edward M. Weil, Jr.	47	Chairman
William E. Dwyer III	56	Chief Executive Officer
Louisa Quarto	46	President
Michael Shuckerow	43	Chief Compliance Officer
Alex MacGillivray	52	Executive Vice President and National Sales Manager
Steve Rokoszewski	38	Executive Vice President

The backgrounds of Ms. Quarto and Messrs. Weil, Dwyer, Shuckerow, MacGillivray and Rokoszewski are described below:

Edward M. Weil, Jr. served as president, chief operating officer, treasurer and secretary of our company, our advisor and our property manager from their respective formations in April 2014 to October 2014. Mr. Weil served as an executive officer of ARCT, the ARCT advisor and the ARCT property manager from their formation in August 2007 through March 2012. Mr. Weil has served as an executive officer of NYRT, the NYRT property manager and the NYRT advisor since their formation in October 2009. He has served as the executive vice president and secretary of the PE-ARC advisor since its formation in December 2009. Mr. Weil has served as an executive officer of ARC RCA and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively. Mr. Weil has served as an executive officer of ARC HT, the ARC HT advisor and the ARC HT property manager since their formation in August 2010. Mr. Weil has served as a director of

ARCT III beginning in February 2012 and as an executive officer of ARCT III, the ARCT III advisor and the ARCT III property manager from their formation in October 2010 until the close of ARCT III’s merger with ARCP in February 2013. Mr. Weil has served as an executive officer of the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010, and served as a director of ARC DNAV from September 2010 to August 2014. Mr. Weil has served as a director of ARCP since March 2012 and as an executive officer of the ARCP manager since its formation in November 2010. Mr. Weil also served as an executive officer of ARCP from its formation in December 2010 until February 2013. Mr. Weil has been an executive officer of ARC Global, the ARC Global advisor and the ARC Global property manager since their formation in July 2011, July 2011 and January 2012, respectively, and served as a director of ARC Global from May 2012 to September 2014. Mr. Weil served as the president, chief operating officer, treasurer and secretary of ARCT IV, the ARCT IV advisor and the ARCT IV property manager from their formation in February 2012 until the close of ARCT IV’s merger with ARCP in January 2014. Mr. Weil served as a director of ARCT IV from January 2014 until the close of its merger with ARCP in January 2014. Mr. Weil has served as the president, treasurer and secretary of ARC HT II, the ARC HT II advisor and the ARC HT II property manager since their formation in October 2012, and served as their chief operating officer from October 2012 through March 2014. Mr. Weil served as the president, treasurer and secretary of ARC RFT and the ARC RFT advisor from November 2012 until January 2013. Mr. Weil has served as president, chief operating officer, treasurer and secretary of ARCT V, the ARCT V advisor and the ARCT V property manager since their formation in January 2013, and served as a director of ARCT V from January 2013 to September 2014. Mr. Weil has served as the executive vice president and secretary of the BDCA advisor since its formation in June 2010. Mr. Weil has served as president, chief operating officer, treasurer and secretary of the PE-ARC II advisor since July 2013. Mr. Weil served as a member of the board of managers of the ARC HOST sub-property manager since August 2013. Mr. Weil has served as chief executive officer and president of the general partner of AEP since its formation in October 2013. Mr. Weil has served as president, treasurer, secretary and a director of RCAP since February 2013 and as chief executive officer since September 2014. Mr. Weil has also served as treasurer and secretary of ARC NYCR, its advisor and property manager since April 2014 and previously served as chief operating officer of ARC NYCR, its advisor and property manager since their respective formations in December 2013. Mr. Weil has served as president, chief operating officer, treasurer and secretary of ARC RCA II, the ARC RCA II advisor and property manager since their respective formations in April 2014. Mr. Weil has served as president, chief operating officer, treasurer and secretary of ARC HT III, the ARC HT III advisor and property manager since their respective formations in April 2014. Mr. Weil served as the chief executive officer of our dealer manager from December 2010 until September 2013 and has served as chairman of our dealer manager since September 2013 and was the interim chief executive officer of our dealer manager from May 2014 to September 2014. Mr. Weil was formerly the senior vice president of sales and leasing for AFRT from April 2004 to October 2006, where he was responsible for the disposition and leasing activity for a 33 million square foot portfolio of properties. Under the direction of Mr. Weil, his department was the sole contributor in the increase of occupancy and portfolio revenue through the sales of over 200 properties and the leasing of over 2.2 million square feet, averaging 325,000 square feet of newly executed leases per quarter. After working at AFRT, from October 2006 to May 2007, Mr. Weil was managing director of Milestone Partners Limited and prior to joining AFRT, from 1987 to April 2004, Mr. Weil was president of Plymouth Pump & Systems Co. Mr. Weil attended George Washington University. Mr. Weil holds FINRA Series 7, 24 and 63 licenses.

William E. Dwyer III has served as the chief executive officer of our dealer manager since September 2014. Mr. Dwyer joined our dealer manager from LPL Financial, where he held various positions from September 1992 to March 2013, including serving as President — National Sales from September 2009 to March 2013, where he was responsible for setting strategic direction for the management, satisfaction, retention and recruitment of the firm’s independent advisors. In addition, Mr. Dwyer has been a member of the Financial Services Institute since October 2005, including serving as its Chairman from January 2008 to December 2009. Mr. Dwyer was a member of the Private Client Services Committee at the Securities Industry and Financial Markets Association, or SIFMA, from January 2008 to December 2010, including serving as its Co-Chairman from January 2009 to December 2010, as well as a member of the Board of Directors of SIFMA from January 2009 to December 2012. He holds a Bachelor of Arts and Sciences degree from Boston College and holds FINRA Series 3, 7 and 63 licenses.

Louisa Quarto has served as the President of Realty Capital Securities LLC, our dealer manager, since September 2009. Ms. Quarto served as Senior Vice President and Chief Compliance Officer for our dealer manager from May 2008 until February 2009, as Executive Managing Director from November 2008 through July 2009 and Co-President from July 2009 through August 2009. Ms. Quarto also has been Senior Vice President for American Realty Capital Advisors, LLC since April 2008. Ms. Quarto’s responsibilities for Realty Capital Securities include overseeing sales, national accounts, operations and compliance activities. From February 1996 through April 2008, Ms. Quarto was with W. P. Carey & Co. LLC and its broker-dealer subsidiary, Carey Financial LLC, beginning as an Associate Marketing Director in 1996, becoming Second Vice president in 1999, Vice President in 2000 and Senior Vice President in 2004. From July 2005 through April 2008 Ms. Quarto served as Executive Director and Chief Management Officer of Carey Financial where she managed relationships with the broker-dealers that were part of the CPA® REIT selling groups. Ms. Quarto earned a B.A. from Bucknell University and an M.B.A. in Finance and Marketing from The Stern School of Business at New York University. She holds FINRA Series 7, 63 and 24 licenses and is a member of the Investment Program Association’s, or IPA, Executive Committee, its Board of Trustees and serves as the IPA’s Treasurer and chair of its Finance Committee.

Michael Shuckerow has served as the chief compliance officer of our dealer manager since October 2014. In addition, he is currently a member of the Investment Adviser Association’s social media working group. Prior to joining our dealer manager, Mr. Shuckerow was Head of Distribution Compliance at Columbia Management from April 2008 until October 2014. From April 2005 until April 2008, Mr. Shuckerow served as Chief Compliance Officer and Senior Vice President of a multi-national joint-venture of Citigroup and State Street Bank. From April 2000 until April 2005, Mr. Shuckerow served as Associate General Counsel at UBS, as well as Deputy Chief Administrative Officer of its investment consulting division. Mr. Shuckerow earned a J.D. from St. John’s University School of Law and a B.S. from Northeastern University. He is admitted to the bar in New York and Connecticut and holds FINRA Series 7 and 24 licenses.

Alex MacGillivray has served as the senior vice president and national sales manager of our dealer manager since June 2009. Mr. MacGillivray was promoted to Executive Vice President in January 2010. Mr. MacGillivray has over 20 years of sales experience and his current responsibilities include sales, marketing, and managing the distribution of all products offered by our dealer manager. From January 2006 to December 2008, he was a director of sales at Prudential Financial with responsibility for managing a team focused on variable annuity sales through numerous channels. From December 2003 to January 2006, he was a national sales manager at Lincoln Financial, overseeing a team focused on variable annuity sales. From June 1996 to October 2002, he was a senior sales executive at AXA Equitable, initially as division sales manager, promoted to national sales manager, and promoted again to chief executive officer and president of AXA Distributors, with responsibility for variable annuity and life insurance distribution. From February 1992 to May 1996, Mr. MacGillivray was a regional vice president at Fidelity Investments with responsibility for managing the sales and marketing of mutual funds to broker-dealers. While at Fidelity Investments, he was promoted to senior vice president and district sales manager in 1994. From October 1987 to 1990, Mr. MacGillivray was a regional vice president at Van Kampen Merritt where he represented mutual funds, unit investment trusts, and closed end funds. Mr. MacGillivray holds FINRA Series 7, 24 and 63 licenses.

Steve Rokoszewski joined the dealer manager in March 2009 as vice president, national sales desk manager, and is responsible for the hiring, training and the ongoing management of all the Realty Capital Securities internal wholesalers. In June 2010, Mr. Rokoszewski was promoted to senior vice president, and he was promoted to executive vice president in April 2012. Mr. Rokoszewski has over 12 years of experience in the financial services industry. Prior to joining Realty Capital Securities, he was Sales Desk Manager for KBS Capital Markets Group, or KBS, from November 2005 through February 2009. While at KBS, he participated in the development of a distribution company that raised over $1.2 billion in 2008. From March 2001 through October 2005, Mr. Rokoszewski served as AVP — Sales Desk Manager for MetLife Investors, where he led a team of 24 internal wholesalers who helped raise $1.1 billion in sales in 2004. From August 1998 through March 2001, Mr. Rokoszewski was a financial advisor at PaineWebber, Inc. He received a degree in International Relations from the University of Southern California and currently holds FINRA Series 7, 24 and 63 licenses.”

The following disclosure hereby replaces the first sentence of the first paragraph under the heading “Investment Decisions” on page 91 of the Prospectus.

“The primary responsibility for the investment decisions of our advisor and its affiliates, the negotiation for these investments, and the property management and leasing of these investment properties resides with Scott J. Bowman, Andrew Winer, Peter M. Budko, Patrick J. Goulding and William M. Kahane.”

The following disclosure hereby replaces the second paragraph under the heading “Certain Relationships and Related Transactions — Advisory Agreement” on page 91 of the Prospectus.

“Scott J. Bowman, our chief executive officer, also is the chief executive officer of our advisor. Nicholas S. Schorsch and William M. Kahane are indirect owners of our advisor. Andrew Winer, our president and chief investment officer, is also the president of our advisor. Peter M. Budko, our executive vice president, also is executive vice president of our advisor. Patrick J. Goulding, our chief financial officer, also is the chief financial officer our advisor. Mr. Kahane, our chief operating officer, treasurer and secretary, is also the chief operating officer, treasurer and secretary of our advisor. For a further description of this agreement, see the sections entitled “— The Advisor,” “Management Compensation” and “Conflicts of Interest” in this prospectus.”

The following disclosure hereby replaces in its entirety the section “Certain Relationships and Related Transactions — Property Management Agreement” on page 91 of the Prospectus.

“Property Management Agreement.  We have entered into a property management and leasing agreement, as amended from time to time, with our property manager. We will pay our property manager certain fees, distributions and expense reimbursements pursuant to the property management and leasing agreement. Scott J. Bowman, our chief executive officer, also is the chief executive officer of property manager. Nicholas S. Schorsch and William M. Kahane are indirect owners of property manager. Andrew Winer, our president and chief investment officer, is also the president of our property manager. Peter M. Budko, our executive vice president, also is the executive vice president of our property manager. Patrick J. Goulding, our chief financial officer, also is the chief financial officer of property manager. Mr. Kahane, our chief operating officer, treasurer, secretary, also is the chief operating officer, treasurer, secretary of our property manager. For a further description of this agreement, see the sections entitled “— Affiliated Companies — Property Manager,” “Management Compensation” and “Conflicts of Interest” in this prospectus.”

The following disclosure hereby replaces the third sentence under the heading “Certain Relationships and Related Transactions — Dealer Manager Agreement” on page 92 of the Prospectus.

“Nicholas S. Schorsch, the executive chairman of our board of directors, and William M. Kahane together indirectly own our dealer manager.”

Management Compensation

The following disclosure is added as the last sentence of the third paragraph under the section “Management Compensation” on page 93 of the Prospectus.

“To the extent we enter into a joint venture agreement, our advisor will be compensated on the same basis described below proportionately with our interest in the joint venture.”

The following disclosure replaces the second sentence in the “Determination of Amount” column under the heading “Subordinated Distribution Upon Termination of the Advisory Agreement” on page 110 of the Prospectus.

“These distributions will be equal to 15.0% of the amount by which the sum of our market value plus distributions exceeds the sum of the aggregate capital contributed by investors (which is the aggregate of an amount equal to 100% of the original issue price of our shares), plus an amount equal to an annual 6.0% cumulative, pre-tax, non-compounded return to investors.”

Conflicts of Interest

The following disclosure replaces the first three sentences of the fourth paragraph under the heading “Conflicts of Interest — Our Sponsor and its Affiliates” beginning on page 115 of the Prospectus.

“Each of our dealer manager, our transfer agent and RCS Advisory, is an indirect subsidiary of RCAP. Mr. Schorsch, the executive chairman of our board of directors, and Mr. Kahane, our chief operating officer, treasurer and secretary, are directors of RCAP. RCAP Holdings, LLC, or RCAP Holdings, which is directly or indirectly controlled by Messrs. Schorsch and Kahane, owns the sole outstanding share of RCAP’s Class B common stock.”

The following disclosure replaces the third and last bullets, respectively, under the heading “Conflicts of Interest — Receipt of Fees and Other Compensation by Our Sponsor and its Affiliates” on page 118 of the Prospectus.

“•	sales of properties and other investments to third parties, which entitle our advisor and the special limited partner, respectively, to disposition fees and a possible subordinated participation;
•	whether and when we seek to sell the company or its assets, which sale could entitle the special limited partner to a subordinated participation.”

Valuation Policies

The following disclosure is added as the last paragraph under the heading “Valuation Guidelines; Calculation of NAV” on page 140 of the Prospectus.

“We will no longer calculate our NAV following listing of our common stock on a national securities exchange or other liquidity events, if such events occur. See “Risk Factors — Risks Related to an Investment in American Realty Capital Global Trust II, Inc. — Because no public trading market for our shares currently exists, it will be difficult for our stockholders to sell their shares and, if our stockholders are able to sell their shares, it will likely be at a substantial discount to the public offering price.”

The following disclosure hereby replaces the first sentence under the heading “Calculation of Per Share NAV by Our Advisor” on page 142 of the Prospectus.

“Commencing with the initial NAV pricing date and on each pricing date thereafter (unless we list our common stock on a national securities exchange), our advisor will be responsible for calculating our quarterly NAV at the end of each business day on which we make our quarterly financial filing.”

Description of Real Estate Investments

The following disclosure is added as a new section immediately following the section entitled “Valuation Policies” on page 143 of the Prospectus.

“DESCRIPTION OF REAL ESTATE INVESTMENTS

Probable Property Investments

Veolia Water Technologies Office Building

On October 24, 2014, we, through the parent of our sponsor, entered into an agreement of purchase and sale to acquire the fee simple interest in a Veolia Water Technologies office building located in Vandalia, Ohio.

The seller of the property is Harbor Investments III, LLC. The seller has no material relationship with us, our operating partnership, our sponsor or advisor or any of their respective affiliates.

Pursuant to the terms of the agreement of purchase and sale, our obligation to close the acquisition of the property is subject to certain customary closing conditions. Although we believe that the acquisition of the property is probable, there can be no assurance that the acquisition of the property will be consummated. The agreement of purchase and sale contains customary representations and warranties by the seller.

Capitalization

The contract purchase price of the property is approximately $6.9 million, exclusive of closing costs. We intend to fund the purchase price with proceeds from our ongoing initial public offering. We may seek financing for the property at or after closing from a lender yet to be identified. There is no assurance that we will be able to secure financing on terms that we deem favorable or at all.

Major Tenants/Lease Expiration

The property contains approximately 70,000 rentable square feet and is 100% leased to Veolia Water Solutions & Technologies North America, Inc. The lease has an original 15-year term, which commenced in December 2010 and expires in December 2025. The lease is net whereby the tenant is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent. The lease contains annual rental escalations equal to 1.5%. The total annual rent for the initial lease term will be approximately $514,248.

The table below sets forth the occupancy rate and average effective annual rent per rentable square foot as of December 31 for each of the last five years where such information is available:

	2013	2012	2011	2010(1)	2009(1)
Occupancy	100.0%	100.0%	100.0%	N/A	N/A
Average effective annual rent per rentable square foot	$7.24	$7.13	$7.03	N/A	N/A

(1)	The tenant began to take possession of the property upon its completion in December 2010. Accordingly, no occupancy rate or average effective annual rent information is available for 2009 or 2010.

Other

We believe the property is suitable and adequate for its uses.

We do not have any significant scheduled capital improvements for the property.

We believe that the property is adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2014 U.S. federal income tax return.

The annual real estate taxes payable on the building for the calendar year 2014 are unknown at the present time. Such real estate taxes are required to be paid directly by the tenant under the terms of the lease.

The tenant is a provider of water technologies for municipalities and industries.”

Summary of Our Operating Partnership Agreement

The following disclosure replaces the third sentence under the heading “Special Limited Partner” on page 223 of the Prospectus.

“The special limited partner is entitled to receive subordinated distributions in connection with the sale of the assets of our operating partnership, upon a listing of our common stock on a national securities exchange, other liquidity events and the termination of the advisory agreement.”